

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2011

<u>Via E-Mail</u>
Richard B. Carter
President, Chief Executive Officer and Chief Financial Officer
Bookmerge Technology, Inc.
1560 N. Maple St.
Corona, California 92880

   Re: **Bookmerge Technology, Inc.**
     Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2011
     Filed October 3, 2011
     Current Report on Form 8-K
     Filed January 26, 2011
     Current Report on Form 8-K
     Filed December 1, 2010
     Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2010
     Filed October 28, 2010
     File No. 333-152837

Dear Mr. Carter:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Dieter King for

          Pamela Long
          Assistant Director

cc: Harold Gewerter, Esq.